Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

June 4, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Soo Im-Tang

Re:	Northern Institutional Funds (the “Trust”)
File No. 811-03605

Dear Soo Im-Tang,

On behalf of the Trust, please find below the response to the Staff’s comment provided on May 10, 2024 with regard to Amendment No. 137 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Liquid Assets Portfolio (the “Portfolio”), which was filed pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended (the “1940 Act”), on March 28, 2024. Each comment is summarized below, followed by the Trust’s response to the comment. As discussed, responses that implicate revisions to the disclosure documents will be incorporated into the amendment to be filed on or before March 30, 2025. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.

Comment. Page 1 of the Amendment states that “[t]he Portfolio’s sponsor is not required to reimburse the Portfolio for losses, and you should not expect that the sponsor will provide financial support to the Portfolio at any time, including during periods of market stress.” Please state who the sponsor of the Portfolio is.

Response. The Portfolio’s sponsor is Northern Trust Investments, Inc. The Trust notes that the disclosure cited above is the disclosure required by Item 4(b)(1)(ii)(B) of Form N-1A.

2.

Comment. Please supplementally confirm that the Portfolio is not expected to incur acquired fund fees and expenses during the current fiscal year. If so, please revise the fee table on page 3 of the Amendment.

Response. The Trust confirms that the Portfolio is not expected to incur acquired fund fees and expenses as a result of investment in shares of one or more acquired funds that exceed one basis point of average net assets of the Portfolio, and therefore the Portfolio is not required to disclose acquired fund fees and expenses in its fee table pursuant to Instruction 3(f) of Item 3 of Form N-1A.

3.	Comment. Please confirm that there are no recoupment provisions in the Expense Reimbursement Agreement between the Trust, with respect to the Portfolio, and the Adviser.

Response. The Trust confirms that the Adviser is not entitled to collect on or make a claim for reimbursed expenses that are the subject of the current Expense Reimbursement Agreement between the Adviser and the Trust, on behalf of the Portfolio, at any time in the future for prior fiscal years.

4.

Comment. Page 3 of the Amendment states that the Portfolio invests in “securities issued or guaranteed as to principal or interest by the U.S. government or by a person controlled or supervised by and acting as an instrumentality of the U.S. government pursuant to authority granted by the Congress of the United States or any certificate of deposit of any of the foregoing.” Please revise this disclosure to be in plain English.

Response. The Trust will revise the disclosure to state that the Portfolio invests in “securities issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, or sponsored enterprises.”

5.

Comment. On page 3 of the Amendment, the Trust states that the Portfolio will invest in “repurchase agreements that are fully collateralized by cash or such securities.” Please revise this disclosure to state that the Portfolio will invest in “repurchase agreements that are fully collateralized by cash or government securities.”

Response. The Trust will revise the disclosure as requested.

6.	Comment. Please explain the term “repurchase agreement” in the summary section of the Portfolio’s principal investment strategies.

Response. The Trust confirms that it will add the following disclosure:

Repurchase agreements are agreements in which the Portfolio may agree to purchase portfolio securities from financial institutions subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price.

7.

Comment. On page 3 of the Amendment, the Trust includes the following disclosure: “The Portfolio will limit its investments to “eligible securities,” as defined by applicable regulations, at the time of acquisition (e.g., government securities, shares of other money market funds, and securities that present minimal credit risks as determined by NTI, pursuant to guidelines approved by the Portfolio’s Board of Trustees).” Please revise the parenthetical to disclose the types of government securities in which the Portfolio can invest.

Response. The Trust respectfully declines to revise this disclosure. This disclosure is intended to explain the definition of an “eligible security” under Rule 2a-7 of the 1940 Act, which defines an eligible security, in part, as a security that is a government security.

The Trust believes the Portfolio’s principal investment strategies as currently written appropriately describes the types of government securities in which the Portfolio may invest.

8.

Comment. On page 15 of the Amendment, the Trust includes the following disclosure: “During extraordinary market conditions and interest rate environments, all or any portion of the Portfolio’s assets may be uninvested.” Please clarify what is meant by “uninvested.”

Response. The Trust will revise the disclosure as follows: “During extraordinary market conditions and interest rate environments, all or any portion of the Portfolio’s assets may be uninvested (i.e., a portion of the Portfolio’s assets may be held in cash).”

9.	Comment. Please revise risk disclosure related to cash positions on pages 4 and 19 of the Amendment to address the potential that the Portfolio may potentially lose out on investment opportunities.

Response. The Trust will revise the Cash Positions Risk on page 4 of the Amendment as follows:

CASH POSITIONS RISK is the risk that maintaining cash positions may negatively affect the Portfolio’s performance and potentially limit investment opportunities as a result of the Portfolio’s uninvested assets. Maintaining cash positions may also subject the Portfolio to increased credit risk exposure to the custodian bank.

The Trust will further revise the Cash Positions disclosure on page 19 the Amendment as follows:

CASH POSITIONS As a government money market fund, a portion of the Portfolio’s assets will likely be held in cash, primarily to meet redemptions.

SPECIAL RISKS. Maintaining cash positions may negatively affect the Portfolio’s performance and potentially limit investment opportunities as a result of the Portfolio’s uninvested assets. Maintaining cash positions may also subject the Portfolio to increased credit risk exposure to the custodian bank.

Please do not hesitate to contact me at (212) 404-0654 if you have any questions or wish to discuss the responses presented above.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow

Cc:	Jose J. Del Real

Kevin O’Rourke

Michael D. Mabry

Joel D. Corriero

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